   EXHIBIT 12

TRIBUNE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Three Quarters Ended	Fiscal Year Ended December
	9/28/2003	2002	2001	2000	1999	1998
Income from continuing operations, before
cumulative effect of accounting change	$ 552,966	$ 608,579	$111,136	$310,401	$1,449,962	$389,197
Add:
Income tax expense	350,728	331,376	157,815	270,351	933,981	272,660
Loss on equity investments	6,695	40,875	60,813	79,374	40,083	33,980
Distributed income from equity investees	9,283	12,567	21,784	9,693	–	–
Minority interest expense, net of tax	–	–	–	16,335	–	–

Subtotal	919,672	993,397	351,548	686,154	2,424,026	695,837

Fixed charge adjustments
Add:
Interest expense	150,273	213,309	254,521	240,708	113,031	88,451
Amortization of capitalized interest	2,418	3,269	2,989	4,012	2,065	2,068
Interest component of rental expense (1)	16,914	22,503	22,853	18,620	9,312	8,871

Earnings, as adjusted	$1,089,277	$1,232,478	$631,911	$949,494	$2,548,434	$795,227

Fixed charges:
Interest expense	$ 150,273	$ 213,309	$254,521	$240,708	$ 113,031	$ 88,451
Interest capitalized	355	2,383	3,184	1,950	1,117	1,897
Interest component of rental expense (1)	16,914	22,503	22,853	18,620	9,312	8,871
Interest related to guaranteed ESOP debt (2)	2,127	5,565	8,191	10,718	13,146	15,578

Total fixed charges	$ 169,669	$ 243,760	$288,749	$271,996	$ 136,606	$114,797

Ratio of earnings to fixed charges	6.4	5.1	2.2	3.5	18.7	6.9

(1) Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(2) Tribune Company guarantees the debt of its Employee Stock Ownership Plan (“ESOP”).